File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

August 24, 2005

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Chanyul Lee
General Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

August 24, 2005

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from May 2005 to August 2005

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: August 24, 2005

233rd-1 non-guaranteed Debenture of the amount of 150 Billion Won — June 3, 2005

Issuance Date: June 3, 2005
Maturity Date: June 3, 2010
Interest Rate: 4 %

233rd-2 non-guaranteed Debenture of the amount of 100 Billion Won — June 3, 2005

Issuance Date: June 3, 2005
Maturity Date: June 3, 2010
Interest Rate: 4 %

File No.
82-3901

Reports to KSE

Sale of Securities to Major Shareholders	May 27, 2005
Equity Investment in Major Shareholders	May 31, 2005
Addition of an Affiliated Company	June 2, 2005
Addition of an Affiliated Company	June 15, 2005
Change in Purpose of Investment	June 18, 2005
Disposal of Preferred Shares	June 28, 2005
Declaration of Commercialization of Brazilian Offshore Field	July 1, 2005
Other Matters to be Disclosed	August 1, 2005
Decision to Increase Short-term Borrowings	August 1, 2005
Other Matters to be Disclosed	August 3, 2005
Other Matters to be Disclosed	August 9, 2005

General Press Releases

News compilation of which the abstracts are translated into English	May 2005 ~ Aug. 2005

File No.
82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

233rd-1 Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: June 3, 2005
   b. Closing date of subscription: June 3, 2010
   c. Amount subscribed: 149,250,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kiwoom.com Securities Co., Ltd.: 27-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul

June 3, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

233rd-2 Issuance of Non-guaranteed Debenture in the Amount of 100 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd..

4. Details of Subscription:
   a. Commencement date of subscription: June 3, 2005
   b. Closing date of subscription: June 3, 2010
   c. Amount subscribed: 97,830,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kiwoom.com Securities Co., Ltd.: 27-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul

June 3, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

【01】

Sale of Securities to Major Shareholders

May 27, 2005

1. Accumulated balance of Equity Investment for major shareholders concerned (KRW) (A)	90,000,000,000
-Total Equity of SK Corp. (KRW) (B)	6,685,840,497,285
-Equity Ratio (A/B) (%)	1.35
2. Applicability of Fair Trade Act	Yes

【Details】

Name of Purchaser (major shareholder): SK Securities

1. Relationship with SK Corp.	Affiliated Company
2. Sales amount (KRW)	90,000,000,000
3. Purpose of Sale	Raising operating capital and improving debt structure
4. Securities to be sold	SK Corporation's 233rd Non-guaranteed debenture
5. Value of securities to be sold (KRW)	90,000,000,000
6. Decision Date	May 26, 2005
7. Total value of securities to be sold during current fiscal year (KRW)	150,000,000,000
8. Others	-The 'Decision Date' is based on the internal decision-making date. -250 billion KRW (5 year: 150 billion KRW, 7 year: 100 billion KRW) of non-guaranteed debenture was issued, with SK Securities acquiring 90 billion KRW of the total.

【02】

Equity Investment in Major Shareholders

May 31, 2005

1. Accumulated balance of Equity Investment for major shareholders concerned (KRW) (A)	3,407,140,000
-Total Equity of SK Corp. (KRW) (B)	6,685,840,497,285
-Equity Ratio (A/B) (%)	0.05
2. Applicability of Fair Trade Act	No

【Details】

Name of Invested Company: SK do Brasil

1. Relationship with SK Corp.		Affiliated Company
2. Investment Amount (KRW)		3,407,140,000
3. Method of Payment		Cash Payment
4. Purpose of Investment		Operating cost of E&P for Overseas Company
5. Decision Date		May 30, 2005
6. Total Equity Investment & Ratio	Ratio (%)	100
	Total Amount (KRW)	6,692,388,000
7. Others		-The 'Decision Date' is based on the internal decision-making date -Capital ratio is expressed as equity ratio -FX Rate for conversion is 1,002.1 /USD (May 25, 2005)

Addition of an Affiliated Company

June 2, 2005

1. Amendment		Addition of an Affiliated Company			
2. Affiliated Company	Name of Company	SKCTA Co., Ltd.			
	CEO	Seok Chan Chang			
	Financial Summary	Total Assets (KRW)	12,371,880,000	Total Capital (KRW)	12,371,880,000
		Total Liabilities (KRW)	-	Capital (KRW)	12,371,880,000
	Business Areas	Petroleum Sales, Logistics-related services			
	Others	-			
3. Name of Company Group		SK			
4. Reasons for Addition		Founding of a new subsidiary company			
5. Ratio of Major Shareholders with shares after Addition (%)		50			
6. Number of Affiliated Companies after Addition		139			
7. Date of Addition		June 2, 2005			

【04】

Addition of an Affiliated Company

June 15, 2005

Update on SK China Holding Co. (subsidiary of SK Corporation)

1. Amendment		Addition of an Affiliated Company			
2. Affiliated Company	Name of Company	Ningbo SK Baoying Asphalt Storage Co., Ltd.			
	CEO	Chang Guk Keum			
	Financial Summary	Total Assets (KRW)	5,660,074,419	Total Capital (KRW)	5,643,193,294
		Total Liabilities (KRW)	16,881,125	Capital (KRW)	5,480,100,000
	Business Area	Asphalt storage			
	Others	-			
3. Name of Company group		SK			
4. Reasons for addition		Founding of a new subsidiary company			
5. Ratio of Major Shareholders with shares after Addition (%)		51			
6. Number of Affiliated companies after Addition		140			
7. Date of Addition		June 14, 2005			
8. Others		* Financial Summary is a result of RMB being converted to 121.78\RMB			

【05】

Change in Purpose of Investment

June 18, 2005

Sovereign Asset Management confirms that it will not resort to Clause 7 Article 86, which allows shareholders to exercise influence on management, for as long as it holds shares of SK Corporation.

【06】

Disposal of Preferred Shares

June 28, 2005

1. Date of disposal		June 27, 2005	
2. Type and number of shares to be disposed	Common Shares	-	
	Preferred Shares	150,000	
3. Total value of shares to be repurchased for disposal (KRW)		7,415,646,000	
4. Face value per share (KRW)		5,000	
5. Change in the total number of issued shares	Type	Before Disposal	After Disposal
	Common Shares	128,414,722	128,414,722
	Preferred Shares	1,908,346	1,758,346
6. Decision date of board resolution		March 24, 2005	
7. Others		* SK Corporation decided on March 24, 2005 to dispose 150,000 shares of preferred shares, and repurchased these shares from April 13, 2005 to June 22, 2005 for disposal on June 27, 2005. *The total value of shares to be repurchased for disposal does not include commission.	

【07】

Declaration of Commercialization of Brazilian Offshore Field

July 1, 2005

1. Name of Concession: Brazil BMC-8 Block (oil)
2. Development Region: Offshore Campos valley of southeastern Brazil
3. Estimated Production Volume: Over 50 million barrels
4. Estimated Production Amount (KRW): -
5. Operator: Devon Energy
6. Investment Amount (KRW): 40,500,000,000
7. Production Period: Contract period of 27 years
8. Joint Venture Partner: Devon Energy (United Stats)
9. SK's shareholding ratio (%): 40
10. Future Plans:
    - -Sept. 2005: Submission of development plan to the Brazilian government's petroleum agency (ANP)
    - -Dec. 2005: Approval of development plan by the Brazilian government's petroleum agency (ANP)
    - -2H 2007: Begin production
11. Others:
    - -"Estimated Production Volume" refers to "Estimated Resource Potential"
    - -"Estimated Production Amount" has not been confirmed at this stage due to the existence of unknown variables (oil price, etc.)
    - -"Investment Amount" refers to "Accumulated Investment Amount as of June 2005"
    - -"Production Period" refers to "Development/Production Period as noted in the contract"

Other Matters to be Disclosed

August 1, 2005

1. Payments on guarantees: The amount SK Corporation needs to pay the investors as the guarantor of EBs issued by Momenta is USD 1,222,720,000
2. Debt Originator: Momenta
3. Payment date: August 1, 2005
4. Details:
   -SK Corporation guaranteed repayment of principal and interest for the Exchangeable Bonds (USD 1,249,990,000) which Momenta issued in August 2002
   -SK Corporation needs to pay back the portion of EBs put by investors (USD 1,222,720,000) on August 1, 2005
5. Future Plans:
   -Momenta is negotiating the sale of SKT ADRs and plans to repay SK Corporation with the proceeds from these sales
   -There will be further disclosures once the payment is redeemed

Decision to Increase Short-term Borrowings
August 1, 2005

1. Change in short-term borrowings (KRW)	577,200,000,000	
-Paid-in capital (KRW)	6,687,563,497,285	
-Ratio to paid-in capital (%)	8.6	
2. Breakdown of changes in short-term borrowings	Before Disclosure	After Disclosure
-Commercial Papers (KRW)	0	270,000,000,000
-Borrowings from financial institutions (KRW)	0	307,200,000,000
-Overdrafts limit (KRW)	35,000,000,000	35,000,000,000
-Borrowings from non-financial institutions (KRW)	0	0
-Private bonds (with less than 1 year maturity) (KRW)	0	0
-Others (KRW)	0	0
-Total of short-term borrowings (KRW)	35,000,000,000	612,200,000,000
3. Reason for change	As the guarantor, SK Corp. raised funds to pay back the portion of EBs put by investors on August 1, 2005	
4. B.O.D. decision date	August 1, 2005	
5. Applicability of Fair Trade Law	Yes	
6. Others	-"Before disclosure" : March 31, 2005 -"Borrowings from financial institutions" : USD 300 mn converted into KRW (with an FX Rate for conversion of 1,024/USD) -The "decision date" is based on the internal decision-making date -Commercial Papers: July 25, 2005 -Borrowings from financial institutions: August 1, 2005 (exceeds 5% of paid-in capital) -Applicability of Fair Trade Law stems from the fact that a portion of the commercial papers (90 bn KRW) were sold to SK Securities (refer to disclosure released on July 26, 2005)	

【10】

Other Matters to be Disclosed

August 3, 2005

1. Title: Momenta concludes sale of SKT ADRs
2. Date: August 2, 2005 (P.S.T.)
3. Details: Momenta successfully sold SKT ADRs on August 2, 2005 (P.S.T.)
   -Number of ADRs sold: 47,938,383
   -ADR price: $21.40 (closing price of SKT ADRs on August 2, 2005)
   -Total sales amount: $1,025,881,396.20 (before deducting commission)
4. Future Plans:
   -SK Corporation plans to receive payment from Momenta with the proceeds from the above-mentioned sales of ADRs (refer to disclosure released on August 1, 2005)
   -There will be further disclosures once the payment is redeemed

Other Matters to be Disclosed

August 9, 2005

1. Title: Redemption of Payment on Guarantees
2. Redemption Amount: 1,062,022,370,000 KRW (USD 1,049,532,928.90)
3. Debt Originator: Momenta
4. Redemption Date: August 5, 2005 (P.S.T.)
5. Details:
   -SK Corporation received the above-mentioned redemption amount out of the total payment on guarantees (USD 1,222,720,000) made on behalf of Momenta
   -Momenta previously sold 47,938,383 SKT ADRs and other assets
6. Others: The FX Rate for conversion for the aforementioned payment was 1,011.9/USD

File No.
82-3901

Press Releases

【01】

Court Rejects Sovereign's Appeal

(May 16, 2005) *Korea Times*

Seoul High Court has sided with SK Corp., rejecting a request by Sovereign Asset Management to convene an extraordinary shareholders' meeting primarily aimed at ousting Chey Tae-won from the oil refiner's CEO post.

``The right to call an extraordinary shareholders' meeting is designed to let shareholders protect their interest and to prevent majority shareholders from making arbitrary decisions that go against minority shareholders' interest,'' the court said in the ruling.

``But for the Sovereign's case, its intent does not conform to the intrinsic purpose of the shareholder's right to call an extraordinary shareholders' meeting, thus we interpreted its request as an abuse of such a right,'' it said.

The oil refiner was relieved to hear the ruling. But it still remains to be seen as there still persists a possibility that the Dubai-based activist fund bring the case to the Seoul Supreme Court by filing a protest against the high court's ruling.

Sovereign declined to make any comment regarding the high court's ruling.

The fund has been seeking to oust SK Corp. chief executive Chey for years but its series of campaigns ended abortive at this year's annual shareholders' meeting and its request to call an extraordinary shareholders' meeting was also turned down at both district and high courts.

【02】

SK Corp. Not to Buy Stake in Hunt Oil's Project in Canada

(May 16, 2005) *Bloomberg*

SK Corp., South Korea's largest oil refiner, said it won't buy a stake in an oil exploration and drilling project in Canada being developed by Hunt Oil Co., a Dallas-based oil explorer and producer.

``We received an offer from Hunt Oil to buy a stake in the exploration and drilling business, but after evaluating the technical and economical (aspects), we made a final decision not to participate," the Seoul-based company said in a statement to the Korea Stock Exchange. It didn't give details.

South Korea, the world's fourth-biggest oil importer, has been encouraging domestic companies to buy stakes in overseas oil and gas development projects to secure energy resources. SK Corp. is currently developing 19 oil and gas areas in 11 countries,
including Yemen, Vietnam, Peru and Egypt.

SK Corp. said on Nov. 15 that it was reviewing the proposal made by Hunt Oil. The Maeil Business Newspaper reported on the same day that SK Corp. was in talks to buy a 50 percent stake in Hunt Oil's 50 oil fields in Canada and may invest at least $250 million to buy the stake.

【03】

Kuwait Says it Bought About 4% of South Korea's SK Corp.

(May 23, 2005) *Bloomberg*

Kuwait bought around 4 percent of SK Corp., South Korea's largest oil refiner, to help the Gulf state secure markets for its crude in Asia, the country's oil minister said in an interview in Jordan.

``South Korea is one of our main consumers in Asia, and so building our relationship with SK Corp. will help us secure our long-term market in Korea," said Sheikh Ahmad al-Sabah, who is also chairman of the state-owned Kuwait Petroleum Corp.

Kuwait is shifting to longer-term sales contracts as rivals such as Iraq and Saudi Arabia boost production and compete for a larger share of the Asian oil market.

SK has been purchasing crude oil from the Kuwaiti company under annual contracts since 1979, SK Corp. has said.

【04】

DJ S. Korea SK Corp. To Issue KRW 250B Worth of Bonds Friday
(June 2, 2005) *Dow Jones*

South Korea's SK Corp. (003600.SE) will issue a total of KRW250 billion in unsecured bearer bonds in five- and seven-year maturities Friday.

The proceeds will be used to purchase crude oil this month, the country's largest oil refiner said Wednesday in a disclosure to the Financial Supervisory Service.

The company will issue KRW100 billion in seven-year maturity at a discount of 2.23% and at a coupon rate of 4.00%.

It will also issue KRW150 billion in five-year maturity at a discount of 0.54% and at a coupon rate of 4.00%.

The discount rate may change before the issue, depending on market conditions, the company said.

Following are the details of the bonds, according to the disclosure:
Amount: KRW100 billion
Maturity Date: June 3, 2012
Settlement Date: June 3, 2005
Yields: 4.37% (tentative)
Coupon Frequency: Quarterly
Debt Rating: AA0 (Korea Investors Service Co.)
AA0 (Korea Ratings)
AA0 (National Info.& Credit Evaluation)
Lead Manager: Goodmorning Shinhan Securities

Amount: KRW150 billion
Maturity Date: June 3, 2010
Settlement Date: June 3, 2005
Yields: 4.12% (tentative)
Coupon Frequency: Quarterly
Debt Rating: AA0 (Korea Ratings)
AA0 (National Info.& Credit Evaluation)
Lead Manager: Goodmorning Shinhan Securities

【05】

Repsol, Hunt Oil, SK Corp. JV To Build LNG Plant in Peru

(June 3, 2005) *Dow Jones*

Spanish-Argentine oil company Repsol YPF SA (REP) has signed a memorandum of understanding with U.S.-based Hunt Oil Co. for a liquefied natural gas project in Peru, known as Peru LNG Financial details weren't disclosed due to confidentiality clauses, the company said. In a press statement, Repsol said the Peru LNG project - currently owned by Hunt Oil and South Korean oil refining and marketing firm SK Corporation - involves building and operating a liquefaction facility at Pampa Melchorita, south of Lima.

The plant, expected to come on stream in 2009, will have annual production of 4 million metric tons of LNG. Initial plant production will amount to 625 billion cubic feet a day. The Peruvian gas, which will be supplied from the country's Camisea fields, will be marketed to the west coast of North America and Central America. As part of the agreement, Repsol is also taking a stake in Transportadora de Gas del Peru SA, or TGP, which distributes natural gas via the trans-Andean pipeline. Repsol said the agreement falls within its newly unveiled 2005-2009 strategic plan, which aims to boost its exploration and production operations in high-profitability areas. The Peru LNG project has already signed 18-year purchase agreements for 620 bcf a day with the companies that operate Camisea. Those agreements will come into effect once the plant is operational. The facility, which is expected to run for more than 20 years, will be self-sufficient for its water and electricity requirements. Camisea has approximately 13,000 cubic feet of gas with significant associated liquids.

【06】

South Korea to Raise Spending on Oil, Gas Exploration by 19%

(June 8, 2005) *Bloomberg*

South Korea, the world's fourth-largest crude oil buyer, said it plans to boost spending on overseas oil and natural gas exploration by 19 percent this year as the country's demand for energy increases.

State-owned explorer Korea National Oil Corp. and other private and government-owned companies are expected to invest $800 million on overseas energy projects in 2005, the energy ministry said in a statement released in Seoul today. Korean companies spent $670 million on exploration last year, it said.

SK Corp., the country's biggest oil refiner, and rivals are looking for opportunities to develop overseas oil and gas fields amid surging demand for energy and rising oil prices. The average price of South Korea's oil imports, including insurance and freight, rose 47 percent to $48.78 a barrel in April.

``We'll ease related regulations and offer companies more loans with lower interest rates,'' the ministry said.

The government plans to extend 120 billion won ($119 million) in loans to private companies this year, compared with 66.4 billion won in 2004, the ministry said. Borrowers won't have to pay back the money if their overseas projects fail to produce any results, said Park Jong Won, an official at the ministry's resource development department.

The county plans to import 834 million barrels of crude oil this year, up from 827 million barrels in 2004, the ministry said in January.

South Korean companies are currently involved in the development of 46 oil and gas areas in 24 countries including Yemen, Vietnam, Peru and Egypt, the ministry said.

【07】

SK Corp., Devon to Jointly Develop Oilfield in Brazil

(July 4, 2005) *Bloomberg*

SK Corp., South Korea's largest oil refiner, and U.S.-based Devon Energy Corp. will jointly develop an oilfield in Brazil to boost output as oil prices surge. SK Corp. shares surge to their highest in almost two months.

The area, block BMC-8 in the Campos Basin off Brazil's coast, has at least 50 million barrels of oil, SK Corp. said in a filing to the Korea Stock Exchange today. Devon is operator with 60 percent of the venture. Shares in SK Corp., which owns the rest, rose as much as 5.1 percent.

``It won't affect earnings in the short term but it's definitely positive in the long term," Yoo Young Kuk, an analyst at Meritz Securities Co., said in Seoul. ``It's gaining a lot of attention because oil prices are at record levels."

SK Corp. plans to expand oil and gas production to secure supplies as prices surge because of soaring demand in Asia. Crude oil futures rose to $60.95 a barrel in New York on June 27, the highest since trading began in 1983. Prices have risen 46 percent in the past year.

SK Corp. has invested 40.5 billion won ($39 million) in the project, which is expected to produce oil for 27 years. The partners will build facilities to produce as much as 50,000 barrels a day initially, Devon said in a separate statement.

Construction will begin in early 2006 and production is expected to start in the second half of 2007.

Shares of SK Corp. rose as much as 2,800 won to 57,600 won. That was the highest since May 6. Shares of Devon rose 0.8 percent to $50.68 yesterday on the New York Stock Exchange.

SK Corp. currently has oil and gas development projects in 19 areas in 11 countries.

【08】

French Firm to Market SK Catalyst

(July 7, 2005) *Joongang Daily*

SK Corp., the leading oil refinery in Korea, said yesterday that it has exported a high-tech petrochemical refinery catalyst technology to a French marketing company, Axens.

SK said that through Axens' marketing abilities, it hopes to receive more than $20 million in royalties from its advanced pyrolysis gasoline-upgrading technology, or APU, which SK Corp. exclusively developed.

The catalyst transforms by-products from the naphtha cracking process, which are worth at most $500 per ton, into high-quality BTX fuel, a composite mix of benzene, toluene and xylene, which is worth at least $800 per ton.

The new technology by SK Corp. lowers the production costs of manufacturing BTX fuels, the company said. Additionally, the liquefied petroleum gas produced could be reused in the naphtha cracking unit as fuel.

"The APU technology is an innovative technology that not even leading global companies have succeeded in developing," said Chey Tae-won, chairman of SK Group. "The APU technology will be applied to newly constructed naphtha cracking plants in China and in the Middle East."

Jean Sentenac, chairman of Axens, said that with his company's global network, technology and brand image, the French company will market the technology to the world.

The APU project began at the SK Institute of Technology in 1998, costing 5 billion won.

SK holds a U.S. patent on the catalyst and has patents pending in 20 countries.

【09】

S. Korea SK Corp., GS Caltex, S-Oil, China's Sinochem bid for Inchon Oil
(July 13, 2005) *AFX*

A total of 12 local and international investors have submitted letters of intent to take over South Korea's Inchon Oil Refinery Co Ltd from creditors, internet news provider edaily reported, citing the district court of Incheon.

Included in the list of bidders are local major oil companies such as SK Corp, GS Caltex, S-Oil and China's Sinochem. US-based Citigroup Venture Capital and Morgan Stanley have also expressed an interest, it reported.

The court plans to select a preferred bidder for exclusive talks next month and grant one-month due diligence before closing the deal by September, it added.

【10】

Dubai Fund Dumps SK Corp. Stake

(July 19, 2005) *AWSJ*

Sovereign Asset Management said it sold its 14.82% stake in South Korean refiner SK Corp. for 932.6 billion won ($898 million). The Dubai investment fund said it was disappointed it had failed to improve the company's corporate governance.

The sale underscores the difficulties foreign investors encounter when they become involved in large South Korean conglomerates run by families, who are reluctant to increase transparency for fear of losing influence over the companies they control.

"Having exhausted all of the legal rights currently available to shareholders under Korean law, Sovereign is now exercising the only meaningful right remaining open to us -- withdrawal from our investment in SK Corp.," Mark Stoleson, head of group investments at Sovereign, said in a prepared statement.

Sovereign's sale follows the company's persistent efforts to change corporate governance at SK Corp. by seeking to unseat its chairman, Chey Tae Won, who was convicted in 2003 for an accounting fraud at the company's SK Global affiliate, now renamed SK Networks Co.

Sovereign purchased its SK Corp. stake in April 2003 for about 176.8 billion won after the refiner's shares plunged as South Korean prosecutors uncovered accounting irregularities at SK Global.

Since then, Sovereign has been at odds with SK Corp.'s management. "Since Sovereign's stake purchase in SK Corp., there was some external progress in corporate governance at SK Corp. . . . but the corporate-governance risk at SK Group still persists," said Kim Sang Jo, an executive director at the Participatory Economic Committee at People's Solidarity for Participatory Democracy, a nongovernmental organization that is campaigning for improvement of corporate governance in South Korean conglomerates.

Sovereign pocketed an estimated gain of 755.8 billion won on its SK Corp. stake, plus 48.5 billion won of dividends in the past two years. The Korea Exchange said foreign institutional investors bought about 17 million SK Corp. shares and the rest went to domestic investors.

Whang Kyuho, SK Corp.'s senior vice president and head of corporate relations, said Sovereign's decision to sell its stake "simply negates its past allegation to have been a long-term investor in SK Corp."

【11】

Moody's Upgrades SK Corp. on Improved Corporate Governance
(July 21, 2005) *FT*

Moody's Investors Service has upgraded its assessment of SK Corp in a decision that bolsters the South Korean oil refiner's insistence it is making tangible progress towards reforming its governance practices.

The upgrade comes only two days after the company's largest shareholder sold its entire stake in exasperation at being unable to effect management change.

Moody's raised its long-term rating of SK Corp from Ba2 to Ba1, with a positive outlook, citing stronger finances and improved corporate governance.

"The rating upgrade recognises SK Corp's strengthened financial fundamentals due to the favorable environment for the refining and petrochemicals industries, which have enabled the company to reduce its high financial leverage through debt reduction," the ratings agency said.

"The rating upgrade is also supported by SK Corp's continued focus on improving its previously weak corporate governance standards," it said.

Those weak standards led to one of the most high-profile battles in South Korean business. Sovereign Asset Management, the Dubai-based activist investor which owned a 14.9 per cent stake, challenged SK Corp to get rid of Chey Tae-won, the chairman who was convicted of a $1.2bn accounting fraud at affiliate SK Networks.

But after two years of fruitless struggling, Sovereign on Monday said it had sold its 19m shares, earning more than Won600bn in the process.

Although Moody's did not refer specifically to Sovereign, the spotlight that Sovereign's campaign shone on SK Corp had contributed to the refiner's decision to establish governance and transparency committees, and increase the number of independent directors on its board.

"The focus on corporate governance by SK Corp has contributed to the ratings upgrade," said Terry Fanous, senior credit officer at Moody's. "I will leave it for others to judge what has motivated them."

SK Corp was encouraged by the upgrade. "Obviously we are pleased that the credit agency has given us some recognition," said Katherine Kho, a spokeswoman. "This gives us the signal that we are heading in the right direction and we will continue to make improvements."

Moody's said SK Corp needed to further demonstrate a track record in corporate governance, including the quality of decision making by its board, maintaining an effective internal control framework, and continued monitoring of its major core affiliates, including SK Shipping and SK Networks.

【12】

SK Corp.'s June Oil-Product Sales Rise 75% to 1.5 Trillion Won

(July 28, 2005) *Bloomberg*

SK Corp., South Korea's largest oil refiner, said sales of oil products rose 75 percent in June from a year earlier to 1.5 trillion won ($1.4 billion).

Revenue from chemicals fell 7 percent to 338.6 billion won and sales from lubricants rose 53 percent to 56.8 billion won, the Seoul-based company said in a statement to the Korea Stock Exchange today.

Total sales in June rose 50 percent to 1.87 trillion won, it said

【13】

SK Corp Sells $1 bln SK Tel Shares

(August 4, 2005) *Reuters*

South Korea's top oil refiner SK Corp. has sold $1.03 billion worth of shares in affiliate SK Telecom at market prices to repay debt, a source close to the deal said on Wednesday.

SK Corp. moved to sell a 6.6 percent stake in SK Telecom , the country's top mobile carrier, after 97 percent of exchangeable bond holders opted for cash instead of 5.1 million SK Telecom shares when given the option on Monday.

After the sale, SK Corp.'s stake will remain unchanged at 21.5 percent in the telecoms affiliate, because the stake offered was categorised as a separate holding by its wholly-owned investment unit, Momenta.

Cayman-based Momenta sold 5.3 million common shares in SK Telecom in the form of American Depositary Receipts (ADRs) at Tuesday's closing price of $21.40 apiece, the source told Reuters by telephone. The deal was five times oversubscribed, the source added.

One common share is worth nine ADRs.

No indicated range for the pricing was given.

Merrill Lynch, ABN AMRO and SK Securities were joint book runners.

The deal comes on the heels of a $2.16 billion share sale by South Korea-based LG.Philips LCD and its two parent firms in late July, which was priced at the higher end of their indicated range after being three times oversubscribed.

Shares in SK Telecom, which trades at 8.9 times its forecast 2005 earnings, were down 0.79 percent to 188,500 won by 0050 GMT, versus the wider market's <.KS11> 0.38 percent rise.

In comparison, Singapore Telecommunications Ltd. trades at 14.9 times forward earnings and Chunghwa Telecom Co. Ltd. of Taiwan at 13 times.